 EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate report regarding the court's decision to strike one of the motions to certify a derivative action in connection with a transaction involving the acquisition of all of Eurocom D.B.S. Ltd.'s shareholdings and shareholders' loans in D.B.S. Satellite Services (1998) Ltd., immediate notification is hereby provided that on August 8, 2015 the company received an appeal filed with the Israeli Supreme Court with respect to the previous decision to strike one of the motions.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.